UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SARATOGA INVESTMENT CORP.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

80349A208
 (CUSIP Number)

December 31, 2015
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

Page 2 of 9 Pages

1.	Names of Reporting Persons. BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 584,640
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 584,640
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,640
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.4%
12.	Type of Reporting Person: OO, IA

Page 3 of 9 Pages

1.	Names of Reporting Persons. STEPHEN H. DECKOFF
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 584,640
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 584,640
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,640
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.4%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer

Saratoga Investment Corp. (the “Issuer” or the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 535 Madison Avenue, New York, New York 10022.

Item 2(a).	Name of Person Filing

This statement is filed by Black Diamond Capital Management, L.L.C. (“Black Diamond”) and Stephen H. Deckoff (“Mr. Deckoff”). Black Diamond and Mr. Deckoff are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Black Diamond holds certain of the Shares (as defined herein) reported herein directly, exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to investment vehicles for whose accounts certain of the Shares reported herein are held, and holds membership interests in certain investment vehicles with the right to vote and dispose certain of the Shares reported herein. Mr. Deckoff is the Managing Principal of Black Diamond. Black Diamond and Mr. Deckoff accordingly may be deemed to be the beneficial owner of all of the Shares reported herein. The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A to this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Black Diamond is One Sound Shore Drive, Suite 200, Greenwich, CT 06830. The principal business address of Mr. Deckoff is c/o Black Diamond, 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

Item 2(c).	Citizenship:

Black Diamond is a Delaware limited liability company.  Mr. Deckoff is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

80349A208

Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 584,640 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of approximately 10.4% of Shares outstanding. (There were 5,634,115 Shares outstanding as of November 30, 2015, according to the Issuer’s quarterly report on Form 10-Q, filed January 13, 2016.)

Item 4(c)	Number of Shares as to which such person has:

BLACK DIAMOND AND MR. DECKOFF:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	584,640

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	584,640

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Certain investment vehicles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of GSC Acquisition Holdings, LLC relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff
Stephen H. Deckoff, Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

Page 8 of 9 Pages

 EXHIBIT INDEX

Ex.	Page No.

A Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Saratoga Investment Corp. dated as of February 12, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 12, 2016

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff
Stephen H. Deckoff, Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff